Exhibit 12
COOPER INDUSTRIES, LTD.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollar Amounts in Thousands)
(Unaudited)

	Six Months Ended
	June 30,				Year Ended December 31,
	2006		2005		2005		2004		2003		2002		2001
Interest Expense	$24,500		$35,500		$64,800		$68,100		$74,100		$74,500		$84,700

Capitalized Interest	—		—		—		—		—		—		1,462

Estimated Interest Portion of Rent Expense	5,371		5,219		10,583		11,666		12,183		14,679		13,369

Fixed Charges	$29,871		$40,719		$75,383		$79,766		$86,283		$89,179		$99,531

Income From Continuing Operations Before Income Taxes	$305,300		$235,800		$495,000		$428,500		$346,500		$280,200		$316,400

Add: Fixed Charges	29,871		40,719		75,383		79,766		86,283		89,179		98,069

Less: Equity in Earnings of Less Than 50% Owned Companies	(1,119)		(612)		(1,328)		(2,903)		(2,534)		(2,969)		(2,922)

Earnings Before Fixed Charges	$334,052		$275,907		$569,055		$505,363		$430,249		$366,410		$411,547

Ratio of Earnings to Fixed Charges	11.2	x	6.8	x	7.5	x	6.3	x	5.0	x	4.1	x	4.1	x